Mail Stop 3561

February 14, 2008

National Beef Packing Company, LLC
Jay D. Nielsen- Chief Financial Officer
12200 North Ambassador Drive
Kansas City, MO 64163

Re: **National Beef Packing Company, LLC**
Form 10-K for the year ended August 25, 2007
Filed November 14, 2007
File No. 333-111407

Dear Mr. Nielsen:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended August 25, 2007

Item 6- Selected Financial Data, page 23

1. You state that EBITDA is not a measurement of financial performance. However, you also state that EBITDA is presented because management believes that it is helpful to investors, securities analysts and other interested parties in evaluating your performance as compared to the performance of other companies in your

industry. In this regard, see footnote 44 of FR-65. In addition, it appears that your presentation of EBITDA does not meet the conditions of use specified in Item 10(e)(1)(i)(c) of Regulation S-K. Please revise, as appropriate.

2. If adjusted EBITDA, with adjustments specified in your amended and restated credit facility, is used to calculate whether you may incur additional indebtedness, you may present adjusted EBITDA along with appropriate disclosures related its effect on your borrowing capacity and liquidity. In this regard, your disclosures should be limited to the liquidity and capital resources section of MD&A. Additionally, it appears such a presentation of adjusted EBITDA should be reconciled to operating cash flows, the most directly comparable GAAP liquidity measure. For guidance, refer to Question 10 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3. As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether or not you include interest payments, a footnote to the table should clarify whether or not you have done so and, if applicable, discuss the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. See FR-72 for guidance.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding our comment on the financial statements or any related matters.

Sincerely,

David R. Humphrey
Branch Chief